

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2013

Via E-mail
Chang-Koo Kang
Chief Financial Officer
Harvest Operations Corp.
2100, 330 - 5th Ave. SW
Calgary, Alberta, Canada T2P 0L4

   Re: **Harvest Operations Corp.**
       Form 20-F for Fiscal Year Ended December 31, 2011
       Filed April 30, 2012
       File No. 333-121620

Dear Mr. Kang:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director